J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179
Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036
July 15, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Madeleine Joy Mateo

Re:	TWFG, Inc.
Registration Statement on Form S-1
Registration File No. 333-280439
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of TWFG, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1, as amended, so that it will be declared effective at 4:00 PM Eastern Daylight Time, on July 17, 2024 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Akin Gump Strauss Hauer & Feld LLP, may orally request via telephone call that such Registration Statement be declared effective.
Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.
We, the undersigned, as the Representatives, each confirm on behalf of ourselves and the other participating underwriters that we have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issuance.

Very truly yours,

J.P. Morgan Securities LLC MORGAN STANLEY & CO. LLC

J.P. MORGAN SECURITIES LLC

By:	/s/ Apoorva Ramesh
	Name:	Apoorva Ramesh
	Title:	Vice President

MORGAN STANLEY & CO. LLC

By:	/s/ Jyri Wilska
	Name:	Jyri Wilska
	Title:	Managing Director
[Signature Page to Acceleration Request – Underwriters]